FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
ISSUANCE OF PERPETUAL SUBORDINATED CONTINGENT CONVERTIBLE SECURITIES

Reference is made to the announcement dated 20 March 2018 (the " Announcement") made by HSBC Holdings plc (the " Company"). Unless otherwise defined in this announcement, capitalised terms used herein shall have the same meanings given to them in the Announcement.

The Company is pleased to announce that all of the conditions precedent under the Securities Terms Agreement have been satisfied (or where permitted, waived) and US$2,350,000,000 6.250% Perpetual Subordinated Contingent Convertible Securities (Callable 23 March 2023 and Every Five Years Thereafter) (including US$100,000,000 in connection with the exercise of the over-allotment option) (ISIN US404280BN80) (the " 2023 Securities") and US$1,800,000,000 6.500% Perpetual Subordinated Contingent Convertible Securities (Callable 23 March 2028 and Every Five Years Thereafter) (including US$ 50,000,000 in connection with the exercise of the over-allotment option) (ISIN US404280BP39) (together with the 2023 Securities, the " Securities") were issued on 23 March 2018 in accordance with the terms of the Securities Terms Agreement.

Application has been made for the Securities to be admitted to listing on the Official List of the Irish Stock Exchange and to trading on its Global Exchange Market.

Investor enquiries to:
UK - Greg Case	Tel: +44 (0) 20 7992 3825
Hong Kong - Hugh Pye	Tel: +852 2822 4908
Media enquiries to:
UK - Heidi Ashley	Tel: +44 (0) 20 7992 2045
HK - Gareth Hewett	Tel: +852 2822 4929

Disclaimers

The distribution of this announcement in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.

This announcement does not constitute an offer or an invitation to subscribe or purchase any of the Securities. No action has been taken in any jurisdiction to permit a public offering of the Securities where such action is required other than in the US. The offer and sale of the Securities may be restricted by law in certain jurisdictions.

The Securities are complex financial instruments and are not a suitable or appropriate investment for all investors. In some jurisdictions, regulatory authorities have adopted or published laws, regulations or guidance with respect to the offer or sale of securities such as the Securities to retail investors. In particular, in June 2015, the UK Financial Conduct Authority (the "
FCA") published the Product Intervention (Contingent Convertible Instruments and Mutual Society Shares) Instrument 2015, which set out certain rules and took effect from 1 October 2015 (the "PI Rules"). In addition, (i) on 1 January 2018, the provisions of Regulation (EU) No 1286/2014 (as amended, the "PRIIPs Regulation") on key information documents for packaged and retail and insurance-based investment products became directly applicable in all European Economic Area ("EEA") member states and (ii) MiFID II was required to be implemented in EEA member states by 3 January 2018. Together, the PI Rules, the PRIIPs Regulation and Directive 2014/65/EU (as amended, " MiFID II") are referred to as the " Regulations ".

The Regulations set out various obligations in relation to (i) the manufacturing and distribution of financial instruments and (ii) the offering, sale and distribution of packaged retail and insurance-based investment products and certain contingent write-down or convertible securities, such as the Securities.

Potential investors should inform themselves of, and comply with, any applicable laws, regulations or regulatory guidance with respect to any resale of the Securities (or any beneficial interests therein), including the Regulations.

The Company and some or all of the Securities Managers are required to comply with some or all of the Regulations. By purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interest therein) from the Company and/or the Securities Managers, each prospective investor represents, warrants, agrees with and undertakes to the Company and its affiliates and each of the Securities Managers and their affiliates that:

(1)        it is not a retail client (as defined in MiFID II);

(2)       whether or not subject to the Regulations, it will not (A) sell or offer the Securities to retail clients (as defined in MiFID II) or (B) communicate (including the distribution of the Prospectus or the Prospectus Supplement) or approve an invitation or inducement to participate in, acquire or underwrite the Securities (or any beneficial interests therein) where that invitation or inducement is addressed to or disseminated in such a way that it is likely to be received by a retail client (as defined in MiFID II). In selling or offering the Securities or making or approving communications relating to the Securities, it may not rely on the limited exemptions set out in the PI Rules; and

(3)       it will at all times comply with all applicable laws, regulations and regulatory guidance (whether inside or outside the EEA) relating to the promotion, offering, distribution and/or sale of the Securities (or any beneficial interests therein), including (without limitation) MiFID II and any other applicable laws, regulations and regulatory guidance relating to determining the appropriateness and/or suitability of an investment in the Securities (or any beneficial interests therein) by investors in any relevant jurisdiction.

Where acting as agent on behalf of a disclosed or undisclosed client when purchasing, or making or accepting an offer to purchase, any Securities (or any beneficial interests therein) from the Company and/or the Securities Managers the foregoing representations, warranties, agreements and undertakings will be given by and be binding upon both the agent and its underlying client. For the avoidance of doubt, the restrictions described above do not affect the distribution of the Securities in jurisdictions outside the EEA, such as the US, provided that any distribution into the EEA complies with the PI Rules.

The Securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II; (ii) a customer within the meaning of Directive 2002/92/EC (as amended), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in the Prospectus Directive. Consequently no key information document required by the PRIIPs Regulation for offering or selling the Securities or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Securities or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation. The expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU), and includes any relevant implementing measure in any Member State.

For and on behalf of
HSBC Holdings plc
B J S Mathews
Group Company Secretary

Notes to editors:

1. HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 3,900 offices in 67 countries and territories in Europe, Asia, North and Latin America, and Middle East and North Africa. With assets of US$ 2,522bn at 31 December 2017, HSBC is one of the world's largest banking and financial services organisations.

2. The Board of Directors of HSBC Holdings plc as at the date of this announcement is:
Mark Tucker*, John Flint, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Irene Lee†, John Lipsky†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

* Non-executive Group Chairman

† Independent non-executive Director

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 23rd March 2018